# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUNA S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: Class A Ordinary Shares, $0.01 par value per share
Address of issuer's principal executive offices: 6, RUE JEAN MONNET, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), L-2180
Date of event which requires filing of this statement: 04/14/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000796848

## Reporting persons
- TEACHER RETIREMENT SYSTEM OF TEXAS: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 1,504,140; shared voting power 0; sole dispositive power 1,504,140; shared dispositive power 0; aggregate amount beneficially owned 1,504,140 (4.9% of the class)

## Item 1. Issuer
Name of issuer: AUNA S.A.
Address of issuer's principal executive offices: 6, RUE JEAN MONNET, GRAND DUCHY OF LUXEMBOURG, LUXEMBOURG, L-2180

## Item 2. Person Filing
Name of person filing: Teacher Retirement System of Texas
Address of principal business office or, if none, residence: 4655 Mueller Blvd, Austin TX 78723
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: As of the close of business on April 14, 2026, Teacher Retirement System of Texas owned 1,504,140 shares of the Issuer's Class A Ordinary Shares par value $0.01 per share (the Ordinary Shares).
Percent of class: As of the close of business on April 14, 2026, Teacher Retirement System of Texas may be deemed to have beneficially owned 1,504,140 shares of the Issuer's Class A Ordinary Shares or 4.99% of the Issuer's Class A Ordinary Shares outstanding, which percentage was calculated based on 30,095,388 shares of the Issuer's Class A Ordinary Shares outstanding as of, December 31, 2025 as reported in the Issuer's Form 20-F as filed with the SEC on April 22, 2026.
Sole power to vote or to direct the vote: 1,504,140
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,504,140
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TEACHER RETIREMENT SYSTEM OF TEXAS: Christopher Bowlin, Director (08/12/2026)